Exhibit 19

NOVOCURE LIMITED

POLICY STATEMENT ON SECURITIES TRADES BY COMPANY OFFICERS, DIRECTORS AND EMPLOYEES

Introduction
In the normal course of business, employees, officers and directors of NovoCure Limited (the “Company”) may use or have access to confidential and material information that is not generally available to the investing public. You, as an employee, officer or director of the Company, have an important ethical and legal obligation not to engage in trading in (or gifting of) securities while in possession of material non-public information (“insider trading”) and to maintain the confidentiality of such non-public information. Insider trading is a crime; you and the Company may be subject to severe civil and criminal penalties as a result of insider trading or as a result of unauthorized disclosure of material non-public information.
The Company has adopted this policy statement on securities trades by Company officers, directors and employees (this “Policy”) to prevent violations of the U.S. insider trading laws by the Company’s officers, directors and employees and to avoid even the appearance of improper conduct by these persons. Each of the Company’s General Counsel, Chief Financial Officer, and Lead Corporate and Securities Counsel has been designated by the Company as a compliance officer for administering this Policy (each, a “Compliance Officer”), and any questions regarding interpretation of this Policy should be addressed to them or members of the Legal Department. The Company may from time to time designate other persons as a Compliance Officer for administering this Policy and a Compliance Officer may temporarily delegate their duties to a member of the Legal Department when such Compliance Officer is unavailable.
This Policy does not apply to open market purchases of the Company’s securities by the Company, as such activity is not permitted without prior consent of the Company’s shareholders pursuant to the terms of the Company’s Memorandum and Articles of Association.
Executive officers, directors and those employees who have been designated by the Company as insiders because they have access to material non-public information concerning the Company, and each of their family members (as defined below) and members of their households (collectively, the “Insiders”) are subject to special requirements concerning transactions in the Company’s securities.
This policy will be filed as an exhibit to the Company’s annual report on Form 10-K as required by such form.
Insiders should pay particular attention to Section 13 below, regarding pre-clearance of certain transactions conducted in Company securities.
Policy
1. Prohibitions.
a.No Trading on Inside Information. You may not trade in the securities of the Company, directly or indirectly through family members or other persons or entities, while you are aware of material non-public information relating to the Company (except pursuant to a pre-cleared trading plan that complies with this Policy and Rule 10b5-1, as described in Section 5 below). Similarly, you may not trade in the securities of any other company if you are aware of material non-public information about that company that you obtained in the course of your employment with the Company. More information about what constitutes material information is provided in Section 3(a) below. Trading in the securities of a company includes the direct purchase and sale of those securities, and also includes the purchase and sale of any option, future or other derivative security that references the company’s securities. For purposes of this Policy, trading also includes any other disposition of Company securities, including as a gift.
b.Blackout Periods. No employee, including Insiders, may trade any Company securities during the two full trading day period following dissemination of the Company’s annual or quarterly operating results on SEC Forms 10-K and 10-Q, respectively (See Section 3(b) below for more information). Insiders may generally trade in Company securities after such period until the fifth calendar day of the third month of the fiscal quarter. Employees and Insiders may also be subject to Event-Specific Blackout Periods under Section 13(e) below, during which they may not trade in the Company’s securities. Employees and Insiders, as applicable, will be informed that they are subject to an Event-Specific Blackout Period by a Compliance Officer if the employee or Insider requests permission to trade or gift the Company’s securities at a time when an Event-Specific Blackout Period is in effect. Unless a valid Rule 10b5-1 plan is in place (see Section 5(a) below), the triggering of a limit or stop-loss order is considered an improper trade if made during a blackout period. Employees should ensure any such orders are cancelled or suspended from triggering during any blackout period
c.No Tipping. You may not pass material non-public information regarding a company on to others, including, without limitation, your family members, friends or acquaintances or recommend to anyone trading in any securities of that company when you are aware of such information, whether or not you receive any benefit from the other person’s use of that information. This practice, known as “tipping,” violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any benefit from another’s trading.
d.Disclosure of Information to Others. The Company is required under Regulation FD of the Securities and Exchange Commission (the “SEC”) to avoid the selective disclosure of material non-public information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of material information immediately upon its release. You may not, therefore, disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You also may not discuss the Company or its business on any social media platform, blog, chatroom, networking site or similar internet-based forum except in compliance with the Company’s Disclosure of Material Information Policy and the Company’s Employee Social Media Policy.
e.No Hedging or Pledging. The Company considers it inappropriate for any director, officer or employee to enter into speculative transactions in Company securities. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, forward sales contracts and the purchase or sale of puts, calls, options or other derivative securities based on the Company’s securities by its directors, officers or employees. Therefore, directors, officers and employees are prohibited from engaging in any such transactions or similar transactions. Additionally, no director, officer or employee may pledge Company securities individually owned or through a family trust as collateral for any loan (including using Company securities in a securities margin account, even if the Company’s securities are not acquired on margin), nor may any director, officer or employee hold Company securities owned individually or through a family trust in an account in which Company securities are purchased on margin.
f.General. You may not assist anyone who is engaged in any of the above activities. In addition to applying to the Company’s securities, these prohibitions apply to information about and securities of other companies with which the Company has a relationship and as a result of which you may acquire material non-public information, e.g., any third parties conducting clinical trials, suppliers, licensees, licensors, joint venturers or companies with which the Company is considering entering into or terminating a material business relationship or other material transaction.
These prohibitions also apply to your family members, including your spouse or domestic partner, any family members or other persons who live in your home, and any family members who do not live in your home but whose transactions in Company securities are directed by you or subject to your influence or control (“family members”). For directors who are affiliated with any entity that is a holder of the Company’s securities, this Policy also applies to such entities. You will be held responsible for ensuring that securities transactions by any of these people or entities comply with this Policy.
2. Penalties.
If you engage in any of the above activities, you may subject yourself, the Company, its officers and directors and other supervisory personnel to civil and criminal liability under federal and state securities laws.
a.Civil and Criminal Penalties. Insiders may be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in a company’s securities or tipping others at a time when such Insiders have knowledge of material non-public information relating to that company. The SEC has imposed large penalties for tipping even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the Financial Industry Regulatory Authority use sophisticated electronic surveillance techniques to uncover insider trading.
b.Controlling Person Liability. If the Company fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, potentially resulting in significant civil and criminal penalties. The civil penalties can extend personal liability to the Company’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.
c.Company Sanctions. Failure to comply with this Policy may also subject you to Company-imposed sanctions, up to and including termination of your employment for cause, whether or not your failure to comply with this Policy results in a violation of law.
3. Key Concepts.

a.Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider the information important, as part of the total mix of available information, in deciding whether to buy, sell or hold a security. If disclosure of the information is likely to affect the market price of a security, the information is probably material. A few examples of the type of information that would usually be considered material are:
•projections of future earnings or losses or other earnings guidance;
•earnings or other internal financial information that is inconsistent with the consensus expectations of the investment community;
•increases or decreases in dividend payments, stock splits, securities offerings or other major events regarding the Company’s securities;
•possible mergers and acquisitions or major purchases or sales of assets;
•the initiation or termination of significant contracts;
•changes in senior or executive management;
•significant product development milestones, including favorable (or unfavorable) data or clinical progress or results;
•developments related to U.S. Food and Drug Administration (FDA) or other regulatory approvals;
•the gain or loss of major suppliers or vendors;
•developments in actual or threatened litigation;
•significant cybersecurity incidents, vulnerabilities and breaches; or
•unusual gains or losses in major operations and financial liquidity problems.
Note that this list is merely illustrative and not exhaustive.
It is important to keep in mind that material information need not be something that has happened or definitely will happen; information that something is likely to happen, or even just that it may happen, may be considered material. Material information may be positive or negative.
Materiality determinations are often challenged with the benefit of hindsight and therefore any question about whether particular information is material should be resolved in favor of not trading. If you have any question as to whether particular information is material, you should not trade or communicate the information to anyone, without prior approval by a Compliance Officer.
b.Non-public Information. “Non-public” information is any information that has not been disclosed generally to the investing public. One must be able to point to some fact or event to show that the information is generally public, such as inclusion in the Company’s reports filed with the SEC or the issuance of a press release or reference to the information in publications of general circulation in the United States securities market, such as The Wall Street Journal or the New York Times. Even after the Company has released information to the press and the information has been reported, at least two full trading days must be allowed for the investing public to absorb and evaluate the information before you may trade in the Company’s securities. This means you may not trade until the third trading day after the information is announced to the public. For example, if the Company announced its financial earnings before trading began on a Tuesday, the first time you could buy or sell Company securities would be the opening of the market on Thursday (assuming you were not then aware of other material non-public information). However, if the Company announced its earnings after the start of trading on a Tuesday, the earliest you could buy or sell the Company’s securities would be the start of trading on Friday.

4. Restrictions on Short-Term, Speculative Trading.
The Company has determined that there is a substantial likelihood of the appearance of improper conduct by Company personnel when they engage in certain types of short-term or speculative trading. Therefore, you are prohibited from directly or indirectly selling any equity security of the Company if you do not own the security sold (so-called “short selling”). It is possible to temporarily “short” Company securities, even if you own them (so-called “short selling against the box” or “shorting the box”). Because these transactions involve using the securities held as collateral for the later repurchase of the shorted securities, this type of transaction in Company securities is also prohibited.
5. Exceptions.
a.Approved 10b5-1 Plans. Trades by officers, directors and other employees covered by this Policy that are executed pursuant to a pre-cleared 10b5-1 plan are not subject to the prohibition on trading on the basis of material non-public information contained in Section 1(a) of this Policy, during a blackout period contained in Section 1(b) of this Policy, or to the restrictions set forth in the Company’s pre-clearance procedures and blackout period described in Section 13 of this Policy.
Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides an affirmative defense from insider trading liability under the U.S. federal securities laws for trading plans that meet certain requirements. A 10b5-1 plan must be in writing and entered into at a time when you are not aware of material non-public information and not during any applicable blackout period. With respect to any 10b5-1 plan you enter, you must act in good faith and not as part of a plan or scheme to evade the prohibitions of the securities laws and must continue to act in good faith for the duration of the plan. Once the plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion over those matters to an independent third party. Any 10b5-1 plan that is modified must meet all requirements of a newly adopted 10b5-1 plan, as if adopted on the date of modification.
The Company requires that each 10b5-1 plan (or the form of the 10b5-1 trading plan, provided such form has sufficient details to determine compliance with this Policy) be approved in advance by a Compliance Officer in accordance with Section 13 hereof. 10b5-1 plans may not be adopted or modified during a blackout period. Notwithstanding anything herein to the contrary, it is the individual’s responsibility to comply with this Policy, the requirements of Rule 10b5-1, including applicable restrictions on overlapping plans and single-trade plans, Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and the requirements of Section 16 of the Exchange Act (and its related rules), regardless of whether the Company’s Compliance Officer approves a 10b5-1 plan.
For directors and executive officers (as defined in Rule 16a-1(f), “executive officers”), SEC rules require a waiting period of the later of (i) ninety (90) days after the date the Rule 10b5-1 plan is adopted or (ii) two business days following the filing of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted, but in any event up to a maximum of 120 days after adoption of the plan. The rules also require the same waiting period for amendments to Rule 10b5-1 plans.
For employees who are not executive officers, SEC rules require a waiting period of thirty (30) days between the date the Rule 10b5-1 plan is adopted and the date of the first possible transaction under the plan. The rules also require a waiting period of thirty (30) days between the date of any amendment to a Rule 10b5-1 plan with respect to a plan’s amount, timing or pricing of the purchase, sale or gift of the securities and the effectiveness of such amendment.
The Company will disclose the adoption and termination of Rule 10b5-1 plans by directors and executive officers and indicate in any required trading disclosures (such as Form 4) if a transaction was affected under a Rule 10b5-1 plan as required by the SEC.
b.Company Plans. This Policy does not apply to the exercise of an employee stock option, to the exercise of any right to acquire the Company’s securities pursuant to a warrant or any equity incentive plan or similar plan, or to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements (although such transactions are still subject to reporting requirements for directors and executive officers). This Policy does apply, however, to any sale of the underlying stock or to a cashless exercise of an option through a broker, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or warrant.
6. No Other Exceptions.
Other than as set forth in Sections 5 and 13 herein, there are no exceptions to the prohibitions and restrictions set forth in this Policy. Transactions in the Company’s securities that are otherwise necessary for personal reasons, such as personal financial commitments or emergencies, do not excuse you from compliance with this Policy and are prohibited if you possess material non-public information.
It is important to note that the federal securities laws prohibit trading based on the mere fact that you are aware of material non-public information; it is no excuse that your reasons for trading were not based on that information.
7. Inadvertent Disclosure.
If material non-public information is inadvertently disclosed by any employee, officer or director, you should immediately report the facts to a Compliance Officer so that the Company may take appropriate remedial action. Refer to the Company’s Disclosure of Material Information Policy for more information.
8. Post-Termination Transactions.

This Policy continues to apply to your transactions in Company securities even after you have terminated your employment or other connections to the Company and its affiliates. If you are in possession of material non-public information when your employment terminates, you may not trade in Company securities until that information has become public or is no longer material. Similarly, if you depart while subject to a blackout period, you remain subject to that blackout period.
9. Company Assistance.
If you have any questions about specific information or proposed transactions, or as to the applicability or interpretation of this Policy or the propriety of any desired action, you are encouraged to contact a Compliance Officer or member of the Legal Department.
10. Confidentiality Guidelines.
To provide more effective protection against the disclosure of material non-public information, the Company has adopted guidelines (attached hereto) with which you should familiarize yourself. These guidelines are not intended to be exhaustive. Additional measures to secure the confidentiality of information should be undertaken as deemed appropriate under the circumstances. If you have any doubt as to your responsibilities under these guidelines, please seek clarification and guidance from a Compliance Officer or a member of the Legal Department before you act. Do not try to resolve any uncertainties on your own.
11. Personal Responsibility.
The ultimate responsibility for adhering to this Policy and avoiding improper trading lies with you. If you violate this Policy, you may be subject to disciplinary action up to and including termination for cause.
12. No New Legal Liabilities; Compliance with Securities Laws.
This Policy does not impose on the Company’s employees, officers or directors or on the Company itself any new legal liabilities to which they would not otherwise be subjected. The restrictions contained in this Policy are in addition to other restrictions on trading imposed by the U.S. securities laws that may apply to you, such as the Securities Act, the Exchange Act and the rules and regulations promulgated under each, including, for example and without limitation, Section 16 of the Exchange Act and Rule 144 under the Securities Act.
13. Pre-clearance of all Transactions by Insiders; Approval of Rule 10b5-1 Plans
a.General. All Insiders must obtain the prior approval of a Compliance Officer for any transactions they conduct in the Company’s securities, including gifts. Transactions effected pursuant to an approved 10b5-1 trading plan will not require further pre-clearance at the time of the transaction if the plan complies with Rule 10b5-1.
b.Procedure. A request for pre-clearance should be submitted to a Compliance Officer at least two trading days in advance of the proposed transaction. Pre-clearance of a transaction does not constitute legal advice or a recommendation by the Company or any of its employees or agents that you should engage in the subject transaction. If pre-clearance of the transaction is denied, the fact of such denial must be kept confidential by you. Compliance Officers must always be kept fully informed of material developments. Approvals are valid only for three (3) trading days from the time provided. However, if the Insider becomes in possession of material non-public information during this period, the Insider may not proceed with the proposed transaction. A minimum of two trading days must pass before a preclearance request can be effective. For example, if a request is submitted before the market opens on Monday and is approved, it will become effective when the market opens Wednesday for a three (3) day period: Wednesday, Thursday and Friday. If the transaction order is not placed within the three (3) trading days period, pre-clearance for the transaction must be requested again. Requests submitted after the market opens will be deemed received the following day. The primary market for the Company’s securities is The Nasdaq Global Select Market (“NasdaqGS”), which typically opens at 9:30am Eastern Time. For example, if a request is received on a Monday after 9:30am Eastern Time (if that particular Monday is a day on which the NasdaqGS is not open, such as U.S. holiday), it will be considered to have been received on Tuesday. Exception: if the planned securities trade will be made and preclearance is obtained electronically through the broker associated with the Company’s equity plan administrator, then (i) the request for pre-clearance may be obtained in advance of the proposed transaction at any time once the blackout period ends and (ii) such approvals are valid until the next blackout period begins, however, if the Insider becomes in possession of material non-public information during this period, the Insider may not proceed with the proposed transaction .
All trading plans under Rule 10b5-1 must be approved by a Compliance Officer. As noted above, transactions effected pursuant to an approved trading plan will not require further pre-clearance at the time of the transaction.
c.Reporting Transactions. Insiders shall submit to a Compliance Officer a copy of any trade order or confirmation relating to the purchase or sale of the Company’s securities within one business day of any such transaction. Insiders must also report all gifts to a Compliance Officer within one business day of any such gift. This information is necessary to enable the Company to monitor transactions in our securities by Insiders and ensure that all such transactions are properly reported. Your adherence to this policy is vital to your protection as well as the Company’s. Exception: it is not necessary to provide this information if the securities trade was made through the broker associated with the Company’s equity plan administrator.
d.Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading (or gifting) while aware of material non-public information, Insiders will only be pre-cleared to trade (or gift) in the Company’s securities during the period in any fiscal quarter (including the year-end) commencing forty-eight (48) hours following the date and time of public disclosure of the financial results for the prior fiscal quarter and ending on the fifth calendar day of the third month of the fiscal quarter.
The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, an SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trades are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.
e.Event-Specific Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few Insiders and other employees. So long as the event remains material and non-public, Insiders and employees as are designated by a Compliance Officer may not trade in the Company’s securities. The existence of an event-specific blackout will not be announced except to those who are aware of the event giving rise to the blackout. If, however, an Insider requests permission to trade in the Company’s securities at a time when an event-specific blackout is in effect, a Compliance Officer will inform the requester of the existence of a blackout period without necessarily disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of a Compliance Officer to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material non-public information.
f.Hardship Exceptions. A person who is subject to a quarterly earnings blackout period and who has an unexpected and urgent need to sell Company securities in order to generate cash may, only in appropriate circumstances, be permitted to sell even during the blackout period. Hardship exceptions may be granted only by a Compliance Officer and must be requested at least two days in advance of the proposed trade. A hardship exception may be granted only if a Compliance Officer concludes that the person requesting a hardship exception has adequately demonstrated that he or she is not in possession of material non-public information. Under no circumstance will a hardship exception be granted during an event-specific blackout period.
14. Amendment.
This policy may be amended from time to time by the Board of Directors or the Nominating and Corporate Governance Committee.
Adopted: October 2, 2015
Revised: July 27, 2016
Revised: October 25, 2017
Revised: July 24, 2019
Revised: September 4, 2019
Revised: October 30, 2019
Revised: July 28, 2021
Revised: July 26, 2022
Revised: February 22, 2023
Revised: July 26, 2023

CONFIDENTIALITY GUIDELINES

The following guidelines establish procedures with which every employee, officer and director should comply in order to maximize the security of confidential inside information. Note that these guidelines are merely illustrative and not exhaustive:

a. declining any comment with respect to outside inquiries (from analysts, stock brokers, the press, etc.) and referring them immediately to the Company’s Compliance Officer or such other person designated by the Company to be addressed;

b. using code names for sensitive projects;

c. using passwords to restrict access to sensitive information on the computer system;

d. limiting access to particular physical areas where material non-public information is likely to be documented or discussed;

e. locking up or shredding confidential documents;

f. not discussing confidential matters in public places such as elevators, hallways, restrooms or eating facilities where conversations might be heard;

g. marking sensitive documents “Confidential” and using sealed envelopes marked “Confidential”;

h.    restricting the copying of sensitive documents;

i. obtaining written confidentiality agreements from outsiders allowed access to confidential information;

j. maintaining and periodically reviewing the list of persons who have access to confidential information and limiting access of especially sensitive materials to senior personnel and others on a need to know basis;

k. never leaving confidential documents unattended;

l.    specifically informing employees who are exposed to confidential information of the sensitive nature of such information and the need to maintain confidentiality; and

m.    in emailing or telecopying sensitive matters, verifying that you have the correct email address or telecopy number and that someone with authorized access to the information will be available to receive it at the incoming email address or telecopy machine.